SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST , 2003.
                                          --------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date   August 26, 2003                     By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
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1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
                 Section 118(1) of the Securities Act, Alberta
                              (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is Tumi Resources Limited (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     August 26, 2003

3.   Press Release

     A press release dated August 26, 2003 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Private placement closing and issuance of shares and warrants.

5.   Full Description of Material Change

     Please see attached news releases dated August 19th and August 8th, 2003.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 26th day of August, 2003.



                                                       /s/ Nick DeMare
                                                       -------------------------
                                                       Nick DeMare, Director

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com
                            TSX Venture Symbol: TM.V

--------------------------------------------------------------------------------

NEWS RELEASE                                                     AUGUST 26, 2003


    FUTURE WORK PROGRAM AT THE OPEN-PITABLE CINCO MINAS SILVER-GOLD PROJECT,
                        LOCATED NEAR GUADALAJARA, MEXICO

                               [GRAPHIC OMITTED]

         [Visit the Tumi Website to see Figure 1.: wwww.tumiresources.com]

Figure 1.  Outcropping vein at El Abra and trace of vein through San Pedro and San Juan workings


Vancouver, Canada - Mr. David Henstridge, President, reports:

OBJECTIVES ACHIEVED

The objectives established by management at the outset of the Cinco Minas exploration program were achieved with the Phase 1 underground channel sampling and drill results confirming the open-pit potential of the Cinco Minas silver-gold vein system around the historic El Abra Mine (Figure 1). The Phase 1 program's objective was to drill test a number of potential sites containing ore grade mineralization along 5 km of the Cinco Minas epithermal vein and stockwork system. The program focused on determining early in Tumi's exploration program the open-pit potential at the historically prolific El Abra mine area, mined for high grade silver-gold ores by the founders of the Anaconda Mining Co. in the 1920's (1.08 million tonnes at 3.2 g/t gold and 476 g/t silver). Several completed drill holes were very encouraging. CMRC20 intercepted 18m grading 2.03 g/t Au and 316 g/t Ag including 4m grading 7.01 g/t Au and 1,099 g/t Ag and CMRC23 cut 14m grading 1.44 g/t Au and 221 g/t Ag (see Figure1).

On the basis of the recent drill hole results, El Abra may once again be economically mined but now as a low-cost open-pit operation. The immediate exploration target in the area of outcropping mineralization at El Abra is to identify about 2 million tonnes of ore allowing a scoping study to be undertaken onfor an open-pit mine project with a proposed initial mining rate of 1,000 tonnes/day. Additional tonnages of well oxidized gold and silver mineralization will be explored as an integral part of Tumi's ongoing exploration and development program.

TUMI RESOURCES IN MEXICO - BACKGROUND

Tumi has two significant precious metal projects located near Guadalajara, Mexico which have positioned the Company as one of the premier junior silver-gold explorers in that country:

1.   The advanced Cinco Minas silver-gold project; and

2. An extensive portfolio of early stage silver-gold projects in the Gran Cabrera area (10,729 acres, 4,342 hectares), located about 20kms to the NW of Cinco Minas) which includes more than twenty significant old producing precious metal mines that historically mined only high grade silver-gold ores and may develop into significant open-pit silver-gold mines.

The Company has an option to earn a 60% interest (and right to purchase the remaining 40%) of the Cinco Minas and the Gran Cabrera silver-gold properties from a private mining company, Minera San Jorge, by expending $US2.5 million over 3 years.

MANAGEMENT ASSESSMENT AND RECOMMENDATIONS FOR FUTURE WORK PROGRAM

1. Metallurgical test work: Tumi will commission bulk testing of Cinco Minas ore for updated leach tests to add to the existing historical data and determine if the El Abra ore is amenable to heap leach or whether a vat leach process is the preferred method of metal extraction. Based on historical metallurgical tests done at the request of the property owners, it is probable that both low-cost heap leaching methods and milling with agitation leaching and recovery using well establisherd zinc precipitation units (Merrill-Crowe proicess) will be used. Two representative bulk channel samples, from accessible areas of the old workings, will be collected and subjected to column leach studies and bottle roll tests.

2. Further Drilling: To date, the drilling around El Abra has outlined approximately 1 million tonnes of silver-gold mineralization to a depth of about 100m below surface. In order to commence a scoping study for a project at a mining at a rate of 1,000 tonnes per day, the resource size needs to be doubled. Therefore it is recommended :

     (a) Undertake a sampling program of the vein above road level at El Abra estimated to contain about 250,000 to 300,000 tonnes of rock with no stripping ratio (this can be seen as the bare face above the adit entrances at El Abra in Figure 1). It will require construction of a road or ramp access above and behind the vein and holes drilled from the footwall towards the hangingwall of the vein. As old workings extend up into this mass of rock, it must be sampled. Channel sampling of the top of the outcrop is included as part of the program.

     (b) Drill holes from 500W (the last westerly drill line at the historic El Abra mine) to San Pedro at 800W are also being programmed. Several holes on 300W are also required to delimit the vein to the SE of El Abra.

3. Structural Interpretation: As an understanding of the structural setting of mineralization outside of the 860m wide historic El Abra mine area may well lead to the discovery of previously unknown high grade silver-gold ore shoots, detailed geological and structural mapping will be undertaken in and around the large number of silver-gold showings and workings distributed SE along the 5km long Cinco Minas vein and stockwork system.

4. Scoping Study: Appoint an independent engineer to undertake a scoping study.

5. Gran Cabrera : Undertake geological field investigations of the twenty old mines within the tenement areas to determine on which old mine areas the company should focus its future exploration efforts.

FINANCING

The Company has recently completed a financing and has sufficient capital to undertake the recommended work program.

INVESTOR RELATIONS AND PUBLIC AWARENESS PROGRAM

The Company recognizes the importance of making its name known in the investment community and has an active public relations program which includes Nick Nicolaas located in Vancouver, Canada who provides market awareness services and coordinates Tumi's investor relations activities. On the conference front this year the Company has manned a booth at the PDAC in Toronto and at Gold Shows in Chicago and Las Vegas and will be attending Gold Shows this fall and in the spring of 2004. The Company has now been registered with the U.S. Securities and Exchange Commission as a foreign private issuer. This 20F registration will make the Company's job much easier in the United States investment market and specifically within the US brokerage community who previously were not able to recommend Tumi to their clients. The Company is well on the way to branding Tumi's name.

CORPORATE MISSION

Tumi's Corporate Mission is to maximize long-term shareholder benefits and value by identifying exploration projects, predominantly silver projects of high merit, in such form and quantity and of such a grade or quality that they have reasonable prospects of low-cost economic extraction. This strategy will allow the Company to build a solid economic foundation at today's silver prices and position shareholders to benefit significantly from an anticipated future rising curve in the price of silver.

The primary objective is to quickly complete exploration on a targeted project in order to confirm its prime silver potential and complete at least a preliminary feasibility study in order to reach mineral reserve status, as defined by National Instrument 43-101, by the most economic means and in the shortest possible time."

ON BEHALF OF THE BOARD

/s/  David Henstridge
---------------------------------
David Henstridge, President & CEO

Investor    Information   contact:    Nick   L.   Nicolaas,    (604)   657-4058,
nicolaas@attglobal.net

Website: www.tumiresources.com

Forward Looking Statements

This Company Summary contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management.

Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.